                                   FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            REPORT OF FOREIGN ISSUER
                     Pursuant to Rule 13a-16 or 15d-16 of
                     the Securities Exchange Act of 1934

                       COMMISSION FILE NUMBER 0-15577
                         FOR THE MONTH OF MARCH 1998

                CONSOLIDATED NEVADA GOLDFIELDS CORPORATION
              -----------------------------------------------
              (Translation of registrant's name into English)

                          1801 Broadway, Suite 1620
                           Denver, Colorado 80202
                  ---------------------------------------
                  (Address of Principal Executive Office)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

             Form 20-F   X                     Form 40-F
                       -----                             -----

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                   Yes                        No   X
                       -----                     -----

     If "Yes" is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-     .
                                                 -----

ENCLOSED IS A NOTICE OF CHANGE OF DIRECTORS FOR CONSOLIDATED NEVADA GOLDFIELDS CORPORATION

Pursuant to the Requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                     CONSOLIDATED NEVADA GOLDFIELDS CORPORATION
                                     ------------------------------------------
                                     (Registrant)


Date:  March 3, 1998                 /s/ James S. Stirbis, Jr.
     -----------------               ------------------------------------------
                                     By: James S. Stirbis, Jr. - Corporate
                                          Secretary and Treasurer

                                    FORM 6

                               INDUSTRY CANADA
                      CANADA BUSINESS CORPORATIONS ACT

  Notice of Directors or Notice of Change of Directors (Sections 108 and 113)
  ---------------------------------------------------------------------------

1) Name of corporation:              Consolidated Nevada Goldfields Corporation
                                     ------------------------------------------

2) Corporation number:               2463172
                                     -------
   SEDAR Profile number:             4019
                                     ----

3) The following persons became directors of this corporation:

Name      Effective Date       Residential Address     Resident Canadian Y/N
----      --------------       -------------------     ---------------------
N/A       N/A                  N/A                     N/A

4) The following persons ceased to be directors of this corporation:

Name                Effective Date     Residential Address            Resident Canadian Y/N
----                ---------------    -------------------            ---------------------
Adolfo Autrey Maza  February 24, 1998  Campos Eliseos No. 1, piso 10  N
                                       Colonia Rincon del Bosque
                                       11570 Mexico, D.F.

Christopher Lalor   February 24, 1998  16 Parliament Place, PMB 16     N
                                       West Perth, Western Australia
                                       6872
                                       Australia

Richard Lawler      February 24, 1998  4210 South Service Road          Y
                                       Burlington, Ontario L7L 4X5
                                       Canada

Peter Marrone       February 24, 1998  Scotia Plaza, Suite 2100          Y
                                       40 King Street West
                                       Toronto, Ontario M5H 3C2
                                       Canada

5) The directors of this corporation now are:

Name                        Residential Address                 Resident Canadian Y/N
----                        -------------------                 ---------------------
Alonso Ancira Elizondo      Prolongacion Juarez                 N
                            Colonia la Loma
                            Monclova, Coahuila
                            Mexico 25770

Manuel Ancira Elizondo      Prolongacion Juarez                 N
                            Colonia la Loma
                            Monclova, Coahuila
                            Mexico 25770

Xavier Autrey Maza          Campos Eliseos No. 1, Piso 10        N
                            Colonia Rincon del Bosque
                            Mexico D.F. 11570

James Bishop                35th Floor                           N
                            1114 Avenue of the Americas
                            New York, New York 10036

William Braithwaite         Commerce Court West                  Y
                            53rd Floor, PO Box 85
                            Toronto, Ontario M5L 1B9

Donald Worth                2679 Bayview Avenue                  Y
                            Willowdale, Ontario M5L 1C1




03/03/98          James S. Stirbis, Jr.       Corporate Secretary and Treasurer
------------      -------------------------   ---------------------------------
Filed - Date      Signature                   Title

                    CONSOLIDATED NEVADA GOLDFIELDS CORPORATION
                      Historical and Current Board Information
                                  March 3, 1998


DIRECTOR'S NAME             APPOINTMENT DATE               RESIGNATION DATE*
-----------------------------------------------------------------------------
Alonso Ancira Elizondo      October 10, 1996               NA
Manuel Ancira Elizondo      October 10, 1996               NA
Adolfo Autrey Maza          October 10, 1996               February 24, 1998*
Xavier Autrey Maza**        October 10, 1996               NA
Richard C. Atkinson         June 16, 1990                  July 30, 1997
James Bishop                December 6, 1993               NA
William Braithwaite         October 10, 1996               NA
Geoffrey Hoyl               July 19, 1993                  March 24, 1997
Christopher Lalor           April 1991                     February 24, 1998*
Richard Lawler              October 10, 1996               February 24, 1998*
Peter Marrone               August 30, 1994                February 24, 1998*
Wendell Robinson***         August 26, 1993                February 6, 1998
Donald Worth                July 30, 1997                  NA
-----------------------------------------------------------------------------

*    Board member removed from board by vote on February 24, 1998.
**   Appointed Chairman on February 24, 1998
***  Previous Chairman

                                 [Letterhead]



March 3, 1998

National Association of Securities Dealers, Inc.
NASDAQ Reports Section
1735 K Street N.W.
Washington, DC 20006-1506

Re:   Form 6-K - Consolidated Nevada Goldfields Corporation
      NASDAQ : KNVCF

Dear Sir:

Enclosed is a notice of Change in Directors for Consolidated Nevada Goldfields Corporation, filed under Form 6-K, which has been forwarded to the United States Securities and Exchange Commission.

Sincerely,

/s/ Shelley Thompson
---------------------
    Shelley Thompson

enclosure

cc: Toronto Stock Exchange
    Cassels Brock & Blackwell